Exhibit 99.6

Directors' Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 6 December 2002 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 85.3 pence per share under the Cable & Wireless Share Purchase Plan: –

Graham Wallace – 148 Ordinary Shares
Adrian Chamberlain – 117 Ordinary Shares
Robert Lerwill – 146 Ordinary Shares